Securities and Exchange Commission,
                           Washington, D.C. 20549
                                Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                             TUTOGEN MEDICAL, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 901 107 10 2
                                (CUSIP Number)

                   Thomas W. Pauken, Liquidating Trustee
                Capital Partners II, Ltd. Liquidating Trust
            (successor to Renaissance Capital Partners II, Ltd.)

                        5646 Milton Street, Suite 900
                            Dallas, Texas 75206
                              (214) 378-9340
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             November 6, 2002
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.






CUSIP No. 901 107 10 2

(1)  Names of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

     Capital Partners II, Ltd. Liquidating Trust     75-6590369

(2)  Check the appropriate box if a member of a group
     [ ]

(3)  SEC use only


(4)  Source of funds

     OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     [ ]

(6)  Citizenship or place of organization

     Texas




     Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

     7,904,908

(8)  Shared voting power

     0

(9)  Sole dispositive power

     7,904,908

(10) Shared dispositive power

     0

(11) Aggregate amount beneficially owned by each reporting person

     7,904,908

(12) Check if the aggregate amount in Row (11) excludes certain shares
     [ ]

(13) Percent of class represented by amount in Row (11)

     52.26 %

(14) Type of reporting person

     OO

Item 1. Security and Issuer

  The Schedule 13D filed by Renaissance Capital Partners II, Ltd. on February 10, 1999 with respect to securities of Tutogen Medical, Inc., as amended by Amendment No. 1 and Amendment No. 2, is hereby further amended as set forth in this Amendment No. 3. Except as amended herein, the disclosure contained in the original Schedule 13D, as amended, remains in effect. Capitalized terms used but not defined herein shall have the meanings ascribed in the original
Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration

  This Amendment No. 3 does not report the acquisition of any additional securities.


Item 4. Purpose of Transaction

  The Trust was organized for the purpose of conducting an orderly liquidation of the assets of Renaissance Capital Partners II, Ltd. and had an initial term of two years, ending on November 17, 2002.

  The Trustee, who also serves as the Chairman of the Board of Directors of Tutogen, has sought during the two year period (i) to assist Tutogen in formulating and implementing plans to enhance its business operations and financial performance, and (ii) to identify means by which Tutogen and/or the Trust could arrange for one or more transactions pursuant to which the value of the assets of the Trust could be maximized. As of the date of this Amendment, no corporate transaction which would led to enhanced value for the beneficiaries of the Trust has been identified.

  Beginning on November 6, 2002, the Trustee mailed a letter dated November 4, 2002 to the beneficiaries of the Trust, bringing them up to date on the status of their holdings and discussing the potential conclusion of the Trust on November 17, 2002. A copy of that letter and an election form distributed with the letter is filed with this Amendment as Exhibit 99.3. The description herein of the letter and the election form is qualified in its entirety by reference to the texts of such documents.

  In the letter, the Trustee informed the beneficiaries of his views regarding the status of Tutogen and the potential effects of concluding the Trust and distributing to the beneficiaries all of the common stock of Tutogen held by the Trust. He indicated that he had extended the initial term of the Trust for an additional year, so that the Trust will terminate on November 17, 2003, and a copy of the Declaration of Amendment to the Trust Agreement is filed as
Exhibit 99.4. Consistent with the original intentions of the Trustee and the beneficiaries when the Trust was established, the Trustee informed the beneficiaries that they will be permitted to withdraw from the Trust during a 45 day period commencing November 4, 2002, and have distributed to them their pro rata shares of the Tutogen common stock held by the Trust.

  The letter also provides for a deferral of the fees that would otherwise be paid to the Trustee during the additional term of the Trust, subject to reinstatement only in the event of a specified increase in the market value of Tutogen common stock during the extension of the term of the Trust or in the price realized in a sale of Tutogen common stock by the Trust before the Trust is terminated. The Trust will continue to incur some administrative expenses during its extended term.

  The election form accompanying the letter provides a mechanism for each Beneficiary, or the record owner of Trust units if applicable, to elect to withdraw from the Trust and receive a pro rata distribution of shares of Tutogen common stock. It further provides that a Beneficiary who does not respond on or before December 19, 2002 will be deemed to elect to remain in the Trust.

  Readers of this Amendment should read the text of the letter and election form (Exhibit 99.3 to this Amendment) to determine the precise terms and effects thereof.

  Depending on the responses of the beneficiaries, the Trustee expects that a material number of the shares of Tutogen common stock now held by the Trust will be distributed to the beneficiaries beginning shortly after December 19, 2002 and that number of shares remaining in the Trust will be reduced accordingly. The Trustee is not able to predict how many shares the Trust will continue to own following the distribution.


Item 7. Material to be Filed as Exhibits.

  Exhibit 99.3 Letter dated November 4, 2002 to the Beneficiaries of the Trust and form of Election

  Exhibit 99.4  Declaration of Amendment to the Trust Agreement

                             Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 15, 2002            CAPITAL PARTNERS II, LTD.
                                   LIQUIDATING TRUST



                                   By: ______/s/_______________
                                       Thomas W. Pauken
                                       Liquidating Trustee

EXHIBIT 99.3



               Capital Partners II, Ltd. Liquidating Trust
     (Successor in interest to Renaissance Capital Partners II, Ltd.)

                            THOMAS W. PAUKEN
                                 TRUSTEE

                           5646 Milton Street
                                Suite 900
Tel (214) 378-9340         Dallas, Texas 75206            Fax (214) 378-9261


November 4, 2002


Dear Beneficiary:

  The initial term of the Capital Partners II, Ltd. Liquidating Trust (the "Trust") is coming to a conclusion on November 17, 2002. As you know, virtually the entire value of the Trust is tied up in our equity holdings in Tutogen Medical, Inc. ("Tutogen"). The Trust owns 7,904,908 shares of Tutogen, of and one-half of the Trust is owned by Centerpulse, Inc. ("Centerpulse") formerly known as Sulzer Medica, Inc. ("Sulzer"). In December 1998, Sulzer made a tender offer for fifty percent (50%) of the units of the Trust, paying at the time an effective price of $7.59 a share for Tutogen stock or a total of $30 million which went to the beneficiaries of the Trust who tendered to Sulzer. We have approximately eighteen hundred beneficiaries in the Trust, and more than seventy-five per cent of our beneficiaries tendered their units to Sulzer. Those who tendered received cash proceeds that turned a then substantial loss in their original investment in Renaissance Capital Partners II, Ltd. ("Renaissance") into the return of their capital plus a modest gain. All of our beneficiaries continued to own indirectly Tutogen stock in an aggregate amount of 3,952,454 shares. Sometime after the Tender Offer was completed, Sulzer ran into serious financial problems as a result of a hip implant recall by their orthopedic company. While Tutogen has alliances only with Sulzer Dental and Sulzer Spine-Tech (and does no business with Sulzer Orthopedics) nonetheless the legal problems associated with the hip implant recall had a negative impact on all of the Sulzer companies. There were class action lawsuits against Sulzer and a complete change of management at the top of the company. Sulzer even changed its name to Centerpulse. Ultimately, a settlement was reached in the class action suit, and Centerpulse is in the process of raising the money to fund that settlement. That debt offering is supposed to close in November.

  As you can imagine, Sulzer's problems had an adverse effect on Tutogen's business since Sulzer had exclusive rights to Tutogen's processed tissue in the spine and dental fields of use. In fiscal year 2001, Tutogen had only $13 million in revenues (a decline from the previous year) and suffered a loss of approximately $2.3 million. Both the revenue decline and the loss are primarily attributable to the inability of Sulzer Spine-Tech to reach their goals marketing Tutogen's biological implants for spinal repair. Fortunately, the licensing fees paid to Tutogen by Sulzer cushioned that loss as Tutogen's cash on hand increased in FY2001. In addition, those licensing fees helped pay for a significant expansion and upgrading of Tutogen's manufacturing facilities. In this fiscal year, Tutogen has seen a substantial increase in its business with the spine and dental lines of Centerpulse, formerly known as Sulzer. But, clearly Tutogen needs to become less dependent on the Centerpulse business going forward.

  Earlier this year, the Board of Directors of Tutogen retained Dominick and Dominick, an investment bank, to explore all available options for the Company, including the development of additional strategic alliances with other companies to make Tutogen less dependent on Centerpulse. We also have explored the possible sale of Tutogen or merger with another medical device company. While there has been significant interest in what Tutogen has to offer, I regret to say that there is no agreement to announce at this time. Nor do I expect one to be concluded by November 17th. Meanwhile, Tutogen stock price languishes in the $2.50 to $3.00 range.

(over)

  So what do we do in this difficult stock market environment? With much evidence that we are in a secular bear market, this is not good for the stock price of an illiquid, small cap stock like Tutogen. That is why a sale of Tutogen or merger with another company in the business at a fair price to Tutogen's shareholders including the Trust would make sense in this environment. While I believe that Tutogen should be worth significantly more than what it trades at today to a company in need of our technology, donor base, and reputation for safety, for a variety of reasons a fair deal cannot be made by the November 17th deadline.

  I believe the Trust's bloc of stock has more value and leverage held together than divided among some 1800 beneficiaries. Taking into account the Trust's indebtedness to Centerpulse, each Trust unit will be redeemable for approximately 180 shares of Tutogen stock. The number of shares distributed to each Beneficiary will be rounded down to the nearest whole number, and no fractional shares of Tutogen stock will be issued. Moreover, if all of the stock is distributed to beneficiaries and sellers try to sell their stock at approximately the same time, it will have the inevitable effect of driving the price of the Tutogen stock much lower. This isn't good for the beneficiaries or for the rest of Tutogen's shareholders. Nor does it help us achieve our objective of commanding a higher price for Tutogen's stock. At the same time, however, I committed to the beneficiaries that they could exit the Trust in this year if they so desired. To that end I have amended the Trust pursuant to advice of Counsel to extend its life for a period of one year while giving those beneficiaries who do not want to remain in the Trust the right to exit from the Trust and receive their share of the Trust's Tutogen stock.

  As a further incentive to beneficiaries to remain in the Trust, I will defer my own compensation in 2003. I will add that I was able to collect debts owed to the Partnership and garner settlement proceeds in the Coded Communications lawsuit which more than covered all of my compensation during the period that I have been Trustee. The Trust will be charged the administrative costs to pay Mary Williams, our Administrator, my expenses, and legal and accounting costs (which should not be significant). I will be paid my deferred compensation only if the value of Tutogen stock has increased by 50% or more above the closing price of $2.65 on October 31, 2002, based on the market price when the Trust is terminated or the price realized by the Trust from a sale of Tutogen common stock, if such a sale occurs before termination of the Trust. Altogether, there will be a very modest cost associated with the continuation of the Trust.

  By holding a substantial bloc of shares together in the Trust, I hope that it will enable us to continue to exercise influence over the decisions made by the company and to make sure that those decisions are in the best interest of our shareholders.

  I hope that you will decide to remain in the Trust for one more year; but, if you decide to opt out of the Trust, I have enclosed a form you can fill out and return to me. You have 45 days to give me your response, but we will extend the term of the Trust for a one year period effective November 17, 2002 for those who remain.

  I will continue to work diligently to maximize the value of our Tutogen stock. Those who want their Tutogen stock will receive it after the forty-five day period runs and after the shares have gone through Tutogen's Transfer Agent.

  Please call me if you have any questions or need additional information at
(214) 378-9340.

                                           Sincerely yours,

                                              /s/

                                           Thomas W. Pauken
                                           Trustee



                                                     PLEASE RETURN ENTIRE PAGE


                 CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST

REGISTERED BENEFICIARY:






                                  ELECTION

The undersigned Beneficiary hereby elects one of the following alternatives, in accordance with the terms of the letter dated November 4, 2002, from Thomas
W. Pauken, Trustee of Capital Partners II, Ltd. Liquidating Trust (the
"Trust"):

  _____  Remain in the Trust until a final distribution on November 17, 2003
        (or such earlier date as the Trust is finally terminated)

  _____ Withdraw from the Trust and receive shares of common stock of Tutogen Medical, Inc. in proportion to the Beneficiary's interest in the Trust.

Date: ___________________________       ___________________________________

____________________________________    ___________________________________
Signature of Beneficiary
                                        ___________________________________
                                        Address (this is the address to which
_____________________________________   certificates for shares of Tutogen
Signature of Beneficiary                stock will be mailed by Tutogen's
(if more than one)                      transfer agent)
(must match exactly the name(s) of the
Beneficiary(ies) on the records of
the Trust)
                                        ___________________________________
                                        Telephone Number





  [Signature Guarantee above,
       if applicable]

Instructions:
1. It is only necessary to submit this Election to the Trustee if you are electing to withdraw from the Trust. ANY BENEFICIARY WHO DOES NOT RESPOND WILL BE DEEMED TO ELECT TO REMAIN IN THE TRUST. ELECTION MUST BE DELIVERED TO THE TRUSTEE ON OR BEFORE DECEMBER 19, 2002.
2. Signature(s) must match exactly the name(s) of the Beneficiary(ies) as recorded in the official records of the Trust.
3. Election form must be returned to CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST, 5646 MILTON STREET, SUITE 900, DALLAS, TEXAS 75206.






EXHIBIT 99.4


                           DECLARATION OF AMENDMENT
                                      TO
                           CAPITAL PARTNERS II, LTD.
                          LIQUIDATING TRUST AGREEMENT

  THIS DECLARATION OF AMENDMENT TO CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST AGREEMENT ("Amendment") is entered into as of this 4th day of November, 2002, by THOMAS W. PAUKEN, as Liquidating Trustee of the Capital Partners II, Ltd. Liquidating Trust.

                                RECITALS:

A. Capital Partners II, Ltd. Liquidating Trust ("Liquidating Trust") was created on or about November 17, 2000, in accordance with the Capital Partners II, Ltd. Liquidating Trust Agreement ("Trust Agreement") entered into as of that date by and among Thomas W. Pauken, as Liquidating Trustee of Renaissance Capital Partners II, Ltd., a Texas limited partnership, Thomas W. Pauken, as Liquidating Trustee of the Liquidating Trust ("Liquidating Trustee"), and Ken Reimer and Robert Farone as Supervising Trustees.

B. Paragraph 4.1 of the Trust Agreement states that the Liquidating Trust shall remain in existence and continue in full force and effect until certain events have occurred and sets an initial two-year term for the Liquidating Trust by stating that "[i]f the foregoing events have not occurred by two years after formation of the Liquidation Trust, then two years after the formation of the Liquidation Trust shall be fixed as the termination date of the Liquidating Trust."

C. Paragraph 13.1 of the Trust Agreement states that the Liquidating Trustee "may make and execute such declarations amending this Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or amendments hereto; provided, however, that no such amendment shall permit the Liquidating Trustee to engage in any activity prohibited by paragraph 7.1 hereof or to affect the Beneficiaries' rights to receive their share of any distributions under this Agreement."

D. The events set forth in Paragraph 2.1 of the Trust Agreement have not been completed and, as a result, the Liquidating Trustee desires to extend the term of the Liquidating Trust for an additional year in order to provide additional time to realize value for the Beneficiaries from the principal asset of the Liquidating Trust, to delay the deadline for distributions pursuant to Paragraph 6.1 of the Trust Agreement, and to provide for compensation of the Liquidating Trustee for continuing to work toward completion of the events listed in Paragraph 2.1 of the Trust Agreement.

E. All capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Trust Agreement.

  NOW, THEREFORE, in accordance with Paragraph 13.1 of the Trust Agreement, the Liquidating Trustee makes the following declarations of amendment to the Trust Agreement:

  1. The last sentence of Paragraph 4.1 of the Trust Agreement shall be, and hereby is, amended to read in its entirety as follows:

     "If the foregoing events have not occurred by two years after formation of the Liquidating Trust, then three years after the formation of the Liquidating Trust shall be fixed as the termination date of the Liquidating Trust."

  2. Paragraph 6.1 of the Trust Agreement shall be, and hereby is, amended to read in its entirety as follows:

      "Annual Distributions . The Liquidating Trustee may distribute to the
       Beneficiaries, at such times as it deems appropriate (but at least at the end of three years after formation of the Trust), the net income accrued on the Trust Estate through the date of such distribution plus all of the net proceeds from the disposition of the assets, after setting aside appropriate amounts for the Litigation Reserve and other expenses incurred by the Liquidating Trust.

  3. Paragraph 10.2 of the Trust Agreement shall be, and hereby is, amended to read in its entirety as follows:

      "Compensation of Liquidating Trustee Following Three-Year Duration of
       Trust. The compensation of the Liquidating Trustee shall cease after three years from formation of the Trust, except that Liquidating Trustee may accept a fee based upon the contingent outcome of any pending litigation at that time."

  In accordance with Paragraph 13.2 of the Trust Agreement, upon execution of this Amendment by the undersigned Liquidating Trustee, the Trust Agreement shall be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities of the Liquidating Trustee and the Beneficiaries under the Trust Agreement shall thereafter be determined, exercised and enforced hereunder subject in all respects to the modification and amendment set forth in this Amendment.

  This Amendment shall be governed and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law.

  IN WITNESS WHEREOF, the Liquidating Trustee has caused this Amendment to be signed and acknowledged as of the day set forth in the opening paragraph hereof.

                                         LIQUIDATING TRUSTEE



                                         _____/s/______________________
                                         Thomas W. Pauken, Liquidating Trustee


                               ACKNOWLEDGMENT


STATE OF TEXAS

COUNTY OF DALLAS

  Subscribed to and sworn before me on this 4th day of November, 2002 by Thomas W. Pauken, as Liquidating Trustee of the CAPITAL PARTNERS II, LTD., LIQUIDATING TRUST.


                              By:__/s/______________
 [seal]                       Name: Mary E. Clerkin
                              Title: Notary Public, State of Texas